AMERICAN LOCKER GROUP INCORPORATED
                                 815 SOUTH MAIN STREET
                                 GRAPEVINE, TEXAS 76051


October 12, 2005


United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Attention:  Ryan Rohn, Staff Accountant

         RE:      American Locker Group Incorporated
                  File #000-00439

Dear Mr. Rohn:

This correspondence is in response to your letter dated September 12, 2005, concerning additional information regarding American Locker Group Incorporated's recent filings.

Question #1. "Provide us with any letter or written communication to and from the former accountants regarding the material weaknesses in internal control over financial reporting, to management or the Audit Committee."

Response:

Enclosed, as supplemental information, please find copies of communications by the Company's independent registered public accounting firm, as follows:

        o Required Communications related to the audit of the Company for the year ended December 31, 2004, addressed to the Audit Committee of the Board of Directors of American Locker Group Incorporated, dated June 15, 2005.

        o Management Letter related to the audit of the Company for the year ended December 31, 2004, addressed to the Audit Committee of the Board of Directors of American Locker Group Incorporated, and dated May 11, 2005.

Enclosed, as supplemental information, you will also find management's responses to the Management Letter, dated July 13, 2005. In the response, which was addressed to the Audit Committee Chairman, Mr. Stuart Goodner was identified as a newly hired Senior Accounting Manager and future CFO. In September 2005, Mr. Goodner's employment with the Company was terminated and the search for a CFO is currently underway.

Following the completion of your review, we respectfully request the return of the enclosed letters.

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United State Security and Exchange Commission
October 12, 2005
Page 2



Question #2. "Please provide us with a schedule of your fiscal year end
              2004 fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate. Provide a similar schedule for the March 2005 and June 2005 quarters."

Response:

Fourth Quarter of 2004
----------------------

During the monthly closing process the Company makes a significant number of journal entries to record transactions related to that specific month. These are considered normal and recurring monthly closing entries. The following entries were recorded in the fourth quarter of 2004. These entries were the result of additional year-end analyses, annual accounting procedures (eg. physical inventory adjustments, update of standard costs, etc.) and entries identified during the audit process.

                                                                                           (Increase)
                                                                                            Decrease
                                                                                         Pre-tax (Loss)
                                                                                      ---------------------
1.  Inventory book-to-physical and costing adjustments

       o  The Company's  divisions and  subsidiaries  annually      perform a
          physical  inventory  on October  31st.  At this time,  inventory  cost
          standards  are  updated  to   approximate   recent   acquisition   and
          manufacturing  costs.  In November of 2004,  a number of entries  were made to adjust inventory values as a result of the physical  inventory and  re-standardization.  The  aggregate  impact of these  adjustments decreased  the  pre-tax  loss for the fourth  quarter by  $540,000.  $
                                                                                               540,000

       o  After   analysis,    it   was    determined    that  the    Company's
          accounting  practices during 2004 had improperly accounted for certain labor costs.  This discovery caused the Company to quantify the impact of the error on the operating  results of the first,  second and third quarters of 2004. In addition,  due to cost increases  during 2004, it
          was   determined   that   a   certain   portion   of  the   year   end

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United State Security and Exchange Commission
October 12, 2005
Page 3


          re-standardization  adjustment related to the first,  second and third quarters of 2004.  The Form 10-Q's filed for the first three  quarters of 2004 were amended to properly  reflect  inventory and cost of sales during these  quarters,  and refiled with the SEC in July 2005.  These adjustments  served to increase the reported pre-tax income during the first three quarters of 2004 by $582,000.
                                                                                              (582,000)
                                                                                      ---------------------

     The  impact  of the  fourth  quarter  of  2004  book-to-physical  inventory adjustments  and adjustments to inventory cost, less the restatement of the first three  quarters  resulted in a $42,000 net  increase to the  reported
     pre-tax    loss   in   the   fourth    quarter   of   2005.                          $   (42,000)
                                                                                      =====================

2.   Certain of the  Company's  inventories  are  maintained  on the last-in, first-out (LIFO) costing method. The calculation  required to determine the cost of inventory under the LIFO method was performed in December 2004. The adjustment  to properly  reflect  LIFO  costing was  recorded in the fourth quarter of 2004,  and  resulted in an increase in the fourth  quarter  2004
     pre-tax loss of $203,000.                                                             $ (203,000)

3.   Inventory valuation reserve adjustments:

       o    The Company made a detailed  evaluation  of its inventory on hand at  December  31,  2004.  As a result of this  analysis,  certain
            inventories   deemed  worthless  were  charged-off   directly  to
            earnings. The net impact of these adjustments, made in the fourth quarter of 2004,  increased  the fourth  quarter  pre-tax loss by
            $80,000.                                                                        $ (80,000)


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United State Security and Exchange Commission
October 12, 2005
Page 4


       o  The Company's auditors performed  an independent  evaluation of   the
          Company's  on-hand  inventory.  This  analysis  resulted  in  proposed journal entries to: 1) reduce a previously  established "lower of cost or market" valuation reserve by $194,000;  and 2) increase the reserve for potentially obsolete inventory by $124,000. Management agreed with the  auditors'  analysis and recorded  the proposed  entries.  The net impact of these two entries  service to reduce the fourth quarter loss
          by $70,000.                                                                           70,000
                                                                                      ---------------------

     Net impact of the inventory valuation reserve adjustments made in the fourth quarter of 2004. $ (10,000) =====================

4.   With  respect  to  certain  ongoing   environmental   claims,   settlement
     discussions  commenced in the fourth quarter of 2004 and concluded in early
     2005. In previous filings, the potential exposure to an environmental claim was  disclosed,  but  because a range of loss could not be  determined,  an accrual was not established. As a result of the settlement, the loss became estimable  prior to closing the books for December  2004.  Accordingly,  an accrual and related  pre-tax  charge to earnings was recorded in the fourth
     quarter of 2004, totaling $1,103,000.                                                $ (1,103,000)

5.   In the fourth quarter of 2004, pursuant to  an analysis by  management,  it was determined that collection of certain aged trade receivables had become doubtful.  Accordingly,  an entry to  increase  the  reserve  for  doubtful accounts  was  posted  totaling  $66,000.  This  adjustment  increased  the
     reported fourth quarter pre-tax loss by $66,000.                                        $ (66,000)

6.   As disclosed in the Company's annual report, the  Company  provides  "Other
     Postretirement  Benefits"  in  the  form  of a  death  benefit  to  certain retirees. In 2004, as a result of the aging population of the participants, the calculated  liability  under this plan  decreased.  This adjustment was proposed by the  Company's  auditors as part of their  audit  findings.  An adjustment was posted  decreasing  the reported  pre-tax loss in the fourth
     quarter by $39,000.                                                                       $ 39,000


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United State Security and Exchange Commission
October 12, 2005
Page 5


7.   During the course of their  audit,  the  Company's  auditors  identified an error in the accrued payroll calculation at certain divisions/subsidiaries.
     The  auditors  proposed an  adjustment.  Management  agreed and recorded an
     adjustment  that  increased the fourth quarter  pre-tax loss by $32,000.            $     (32,000)

8.   During the  course  of  the  year  the Company provides a monthly estimated provision to record expense  associated  with its defined  benefit  pension plan.  This  estimated  provision is based on  information  provided to the
     Company  by its  consulting  actuary  at the  beginning  of the  year.  The
     Company's actuary updates the annual pension cost along with the other FASB
     Statement  No.  87  disclosures  at  the  end of the  accounting  year.  An adjustment  was made in  December  2004 to  adjust  the  estimated  defined benefit pension  expense to the actuary's final  calculation for 2004. This
     adjustment increased the reported fourth quarter pre-tax loss by $20,000.           $     (20,000)

9.   The Company periodically pays year-end discretionary  bonuses  to  both its hourly and  salaried  workforce.  During the year,  the Company  accrues an estimate  of these  potential  bonuses.  In  December,  after  the Board of
     Directors' approval,  final bonuses were determined and were either paid or accrued.  Actual bonuses paid and accrued (i.e., expensed) in excess of the accrual  established  for these bonuses  during the year totaled  $198,000.
     Accordingly,  bonuses  in  excess  of the  normal  provision,  recorded  in
     December of 2004,  increased the fourth quarter pre-tax loss by $198,000.          $     (198,000)

10.  Upon performing the bank reconciliation  procedures at  December  31, 2004, certain  adjustments  were  identified  and made in  December  2004.  These
     adjustments increased the fourth quarter loss by $14,000.                               $ (14,000)

The following entries were recorded during the first and second quarters of 2005. They would not be considered normal monthly closing entries in the ordinary course of business.


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United State Security and Exchange Commission
October 12, 2005
Page 6

First Quarter of 2005
---------------------

1.   During the first quarter of 2005, it became clear that a more   significant
     allocation of the Company's  production  would be shifting to the Company's
     Texas facility.  Accordingly,  management  evaluated its inventory  costing model used in Texas to value its work-in-progress inventory. As a result of this  evaluation,  a decision was made to adjust the costing  model to more accurately account for production labor allocated to work-in-progress.  The imprecision  of the prior  costing  model has not been  significant  to the
     Company's  previously  reported  financial  results or financial  position.
     However,  the impact of this change in the costing model will likely become significant  to  the  Company's  future  financial  results  and  financial position as  production  volumes  continue to shift to Texas.  Accordingly, management implemented the costing model in the first quarter of 2005. This costing  adjustment  decreased  the  reported  pre-tax  loss for the  first
     quarter of 2005 by $250,000.                                                       $        250,000

2.   On February 8, 2005, the Company was contacted by the United  States Postal
     Service (USPS) and informed that its supply  contract to the USPS would not be renewed.  As discussed in more detail within Note 7 of the Form 10-Q for the  quarter  ended  March  31,  2005,  the  loss of this  contract  caused management  to conclude that the fair value of the Company was no longer in excess of the carrying value of the net underlying assets. Accordingly, the
     Company's test for impairment indicated no goodwill exists. As a result the
     Company  recorded an  impairment  charge of $6,155,000 in the quarter ended
     March 31, 2005.                                                                  $       (6,155,000)

3.   Again, as a result  of the  loss of  the USPS  contract, management made an evaluation  of  inventories  on hand and  purchase  commitments  related to supplying  products under the USPS contract.  As a result of this analysis, an entry was made to reserve for the potential that certain inventory items are  obsolete  without  the USPS  contract  $147,000.  Further,  management identified  certain  committed  purchases  related  to  the  USPS  contract totaling $125,000.  The impact of the adjustments for these items increased
     the reported pre-tax loss for the first quarter of 2005 by $272,000.            $          (272,000)

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United State Security and Exchange Commission
October 12, 2005
Page 7

Second Quarter of 2005
----------------------

1. Because of decreasing inventory quantities during the second quarter of 2005 related to the loss of the USPS contract, management made a mid-year analysis of its LIFO costing. As a result of the interim analysis of LIFO costing, an adjustment was made to decrease the previously established debit balance LIFO reserve, thus increasing the pre-tax loss for the second quarter of 2005 by $83,000. $ (83,000)

2.   As discussed in greater detail in the Form 10-Q for the quarter  ended June
     30, 2005, on May 18, 2005, the Company's Board of Directors announced a restructuring plan to significantly reduce operating costs. As a result, an entry was required in the second quarter of 2005, which increased the second quarter reported pre-tax loss by $532,000 for the following items related to the restructuring:


                  Asset impairment                         $    75,000
                  Severance costs                              427,000
                  Other                                         30,000
                                                         --------------------
                                                         --------------------
                                                           $   532,000                 $       (532,000)
                                                         ====================

3.   During the  latter  half of  2004 and  into  2005,  the  Company  had  been negotiating with a customer to acquire certain specific purpose lockers. In the second  quarter of 2005 it became clear this  customer was not going to purchase  this  inventory.  Further,  the Company was unsure if it would be able to find another buyer for this specific purpose product.  Accordingly, in the  second  quarter  of 2005,  this  inventory  was  written-off.  This
     adjustment  increased  the  second  quarter  pre-tax  loss by  $100,000.            $     (100,000)



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United State Security and Exchange Commission
October 12, 2005
Page 8

Question #3.   "We note in your Item 4. Controls and Procedures   disclosures on
               page 19 of your Form 10-Q for the quarterly period ended June 30,
               2005 that there were no changes  in your  internal  control  over financial  reporting  during the second  quarter of 2005. We also
               note  the   following   disclosure:   "Although   the   Company's
               remediation efforts are currently ongoing, control weaknesses will not be considered and remediated until new internal controls over financial reporting are implemented and operational for a period of time and are tested, and management concludes that these controls are operating effectively." Tell us as to the nature of remediation efforts implemented to date and what additional steps need to be taken. Tell us of the time frame expected for additional remediation steps and when the controls and procedures are expected to become "effective." Please explain to us why you have not been able to correct any of your control deficiencies by June 30, 2005. Also, tell us why there has not been any disclosure of changes in your control over financial reporting."

Response:

In the fall of 2004, management and the Audit Committee developed a plan to evaluate the Company's internal control systems, pursuant to the requirement to be compliant with Section 404 of Sarbanes-Oxley (SOX) by December 2006. To that end, management, with the assistance of outside consultants, began the process of identifying and evaluating entity and activity level controls that surround the financial reporting process. In the beginning phases of the evaluation, a number of control gaps were identified, most specifically in the area of entity level controls.

As disclosed in Form 10-K for the year ended December 31, 2004, in February of 2005, the Company received notification from the United States Postal Service
(USPS) that certain contracts to supply the USPS postal lockers would not be renewed. These contracts had represented over 50% of the Company's sales volume in the previous three years. The loss of this business significantly changed the focus of the Company during the first half of 2005. The SOX compliance project was put on hold, as efforts and resources were allocated towards the development of a restructuring plan. In May of 2005, a restructuring plan was adopted and approved by the Company's Board of Directors. A significant component of this restructuring plan involved closing down the Company's Jamestown, New York manufacturing facility and moving its Jamestown corporate headquarters to Grapevine, Texas.

During the months of June, July and August, efforts have been focused towards implementing the restructuring plan and completing the past due Form 10-K for 2004, and the first and second quarter Form 10-Q's for 2005. A significant component of the restructuring plan includes identifying a Chief Financial Officer to reside in Texas and to properly staff the Texas corporate headquarters  with  accounting  and  administrative


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United State Security and Exchange Commission
October 12, 2005
Page 9

personnel. The process to identify and hire the appropriate people to fill these positions is currently underway.

As part of the restructuring plan, the Company engaged a consulting firm to assist with its implementation. In July, the Company's management and the consulting professionals began to focus on the administrative infrastructure of the proposed re-aligned company. As mentioned above, one of the first activities was to identify and hire a qualified CFO, to, along with consulting professionals, begin to address the following control issues:


Milestones Scheduled for September and October
----------------------------------------------

     o    Conduct a search for an individual to serve as Chief Financial Officer
          CFO).

     o Develop a new chart of accounts for the general ledger to better facilitate the current business model.

     o Re-design the "shop floor" reporting system to track product through the production process and accumulate information for accurate costing of production.

     o Re-design process for determining inventory standard costs to provide more accurate costing information.

Milestones Scheduled for September, October and November
--------------------------------------------------------
     o Develop a Management Reporting Package to be integrated with the current business system software. The reporting package will provide adequate and timely financial and statistical information to management and the Audit Committee to properly monitor the Company.

     o Develop a reliable perpetual inventory system. This will require the Company to take a physical inventory to determine accurate starting balances; apply daily product movement reporting; continue to take monthly physical inventory counts until the perpetual system is deemed reliable; and reconcile the perpetual records to general ledger balances monthly.

     o Information Technology Evaluation and Upgrade: Move the network and computer support to the new corporate headquarters in Grapevine, Texas. Develop control systems, including user access controls and disaster recovery plan.

     o Accounts Payable: Move accounts payable processing to Grapevine, Texas and establish controls over the new process.

     o Accounts Receivable: Relocate the billing function to Grapevine, Texas and establish controls over the new process.

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United State Security and Exchange Commission
October 12, 2005
Page 10


     o    Cash:  Relocate the treasury  function to  Grapevine,  Texas;  develop
          daily   cash   management   reports   and   establish   controls   for
          authorization, recoding and timely reconciliation procedures.

     o Payroll: Relocate the human resource functions to Grapevine, Texas; evaluate payroll processing systems and implement controls over recording, authorization and reconciliation procedures.

     o General Ledger: Relocate the accounting functions to Grapevine, Texas; formalize the accounting closing process and implement reconciliation and review procedures, including review and approval of journal entries.

     o Credit activities: Implement policies and procedures to minimize credit risk on trade receivables and develop collection procedures and methods to identify and properly measure exposure to potentially uncollectible accounts.

     o Record retention: Inventory current documents on hand and develop a retention policy for all business documents.

     o Develop and implement entity level controls such as: 1) Develop an administrative procedures manual to document control activities; 2) Detailed review procedures for financial information generated by the Company; 3) Develop and implement procedures to ensure that purchase or sales transactions are recorded in the proper accounting period; 4) Develop budget and forecasting control activities; and 5) implement formal internal control monitoring processes.

Progress has been made since the filing of the second quarter 2005 Form 10-Q, including:

     1) The President and Chief Executive Officer has relocated his business office to Grapevine, Texas.

     2) A professional search firm has been engaged to identify appropriate CFO candidates.

     3) The information systems have been set up in Grapevine, Texas and are currently undergoing testing to ensure reliability.

     4) All manufacturing has been relocated to Grapevine, Texas with the exception of several small operations.

     5)   With  the  assistance  of   consultants,   budgeting  and  forecasting
          procedures are being performed to outline near-term profit and cash flow expectations.

The Company plans on having the operations and corporate headquarters relocated and operating in Grapevine, Texas by the end of November. Accordingly, management is committed to identifying and remediating all known weaknesses. Shortly after the relocation is complete, our assessment of the internal control structure will resume. As control gaps are identified, remediation will be implemented and the new controls re-evaluated. Management anticipates that the relocated business processes and newly developed controls and procedures will become "effective" by the first quarter of 2006.

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United State Security and Exchange Commission
October 12, 2005
Page 11

In response to your inquiry relating to why there has been no change in controls over financial reporting through June 30, 2005, it is assumed you are referring to disclosures in Item 9A of the Form 10-K for 2004, compared to the disclosures in Item 4 of Form 10-Q filed for June, 2005. Due to the operational challenges discussed above as a result of the loss of the USPS contract, the Form 10-K for 2004 was not finalized and filed until July of 2005, just days prior to the filing of the second quarter for Form 10-Q for 2005. The disclosures in Item 9A of Form 10-K for 2004 were current as of July 2005. Therefore, there were approximately two weeks between the control related disclosures on the 10-K and the control related disclosures in the second quarter Form 10-Q.

I trust the above will provide you the additional information you requested to address the concerns raised in your letter.

Respectfully submitted,

/s/ Edward F. Ruttenberg

Mr. Edward F. Ruttenberg
President and Chief Executive Officer
American Locker Group Incorporated


Hand Delivery-Enclosures as supplemental information